Filed by Versartis, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Versartis, Inc.

Commission File No. 001-36361

Versartis Enters into Merger Agreement with Aravive Biologics to Form a Clinical-Stage

Biopharmaceutical Company Advancing Innovative Oncology Therapeutics

- Tolerability and proof-of-mechanism for lead candidate AVB-S6-500, a novel GAS6-AXL pathway inhibitor, established in ongoing Phase 1 clinical study

- Multi-study clinical development program in combination with standard of care therapies in tumor types overexpressing GAS6-AXL expected to begin in H2 2018, initially in patients with ovarian cancer

MENLO PARK, CA & HOUSTON, TX June 4, 2018 (GLOBE NEWSWIRE) — Versartis, Inc. (NASDAQ:VSAR), and Aravive Biologics, Inc., today jointly announced that they have entered into a definitive agreement under which Aravive will merge with a wholly owned subsidiary of Versartis in an all-stock transaction. The transaction will result in a clinical stage, Nadsaq-listed company, based in Houston, Texas, focused on the development of innovative oncology therapeutics.

Aravive Biologics is a privately held clinical stage biopharmaceutical company developing novel, highly selective therapies designed to treat serious cancers and certain fibrotic diseases.

Aravive’s lead program is focused on inhibition of the GAS6-AXL signaling axis, which is a known target associated with the growth and proliferation of multiple tumor types. In preclinical studies, GAS6-AXL inhibition has shown activity, whether achieved by a single agent or in combination with a variety of anticancer therapies including radiation therapy, immuno-oncology agents, and drugs that affect DNA replication and repair. Clinically, elevated GAS6 levels have been associated with poor prognosis in cancer. Aravive has established clinical proof-of mechanism for its first-in-class drug candidate, demonstrating full GAS6 neutralization with AVB-S6-500, and plans to initiate an expanded clinical development program combining it with standard of care therapies in patients with a number of tumor types, initially in ovarian cancers in the second half of 2018.

“Following an extensive and thorough review of strategic options, we are very pleased to announce our agreement to merge with Aravive. The transaction will provide Versartis stockholders with a significant ownership stake in a promising biopharmaceutical company with a novel approach that has the potential to enhance therapeutic efficacy for patients facing a variety of resistant or metastatic cancers,” said Jay Shepard, Chief Executive Officer of Versartis. “The combined company offers a compelling pipeline, as well as talent and financial resources to advance the clinical development program to multiple important inflection points over the next 24 months.”

Jay Shepard, President and Chief Executive Officer of Versartis, will be Chief Executive Officer of the combined company, based in Houston, Texas. Srinivas Akkaraju, M.D., Ph.D. will serve as Chairman of the Board and Ray Tabibiazar, M.D., currently Aravive’s Executive Chairman, will continue to serve on the Board of Directors of the combined company. The remaining senior management team will be comprised of current Aravive and Versartis personnel. The board of the combined company is anticipated to be comprised of seven representatives, with three designated by Versartis, three designated by Aravive, and one independent director mutually agreed by the companies.

“This proposed merger will provide Aravive with the financial resources and experienced leadership to significantly advance the company in its aim to build a successful, innovative oncology business,” said Ray Tabibiazar, M.D., Executive Chairman of Aravive Biologics. “Jay Shepard has the right qualities to helm the combined company. He possesses significant operating experience across the biotechnology and pharmaceutical industry including commercial development in oncology, as well as experience leading publicly traded companies and a successful M&A track record. Moreover, Versartis’ development and commercial planning expertise, as well as its operational proficiency, will complement the strong scientific and clinical capabilities of the Aravive team.”

Aravive’s Lead Drug Candidate - AVB-S6-500

Aravive’s lead program is focused on GAS6-AXL signaling, a key molecular pathway whose significance as a target in oncology is supported by extensive research represented by more than 500 publications over the past 10 years. AVB-S6-500, Aravive’s lead development candidate, is a novel decoy molecule that binds to GAS6 with very high affinity and selectivity, preventing it from binding AXL and thus inhibiting AXL signaling. Aravive’s technology originated in the Stanford University laboratories of Amato Giaccia, Ph.D., scientific founder of Aravive, and colleagues at Stanford University.

AVB-S6-500 is currently in a Phase 1 clinical study in healthy volunteers, and Aravive is poised to expand its development program for the drug candidate during the second half of 2018, beginning with the Phase 1b portion of a Phase 1b/2 trial in ovarian cancer. Initial data from that study and the initiation of additional studies in other targeted tumor types overexpressing AXL are expected in 2019.

Aravive History

Since its founding in 2016, Aravive has raised over $11.4 million in venture capital and received a $20 million grant from the Cancer Prevention & Research Institute of Texas (CPRIT), the largest single corporate grant awarded by CPRIT to date. Under the leadership of Dr. Tabibiazar, the company was named by FierceBiotech as one of 2017’s Fierce 15 biotechnology companies, designating it as one of the most promising private biotechnology companies in the industry.

Proposed Transaction Details

Following the proposed merger, Versartis and Aravive equity holders are each expected to own approximately 50 percent of the combined company.

The transaction has been unanimously approved by the boards of directors of both companies. The transaction is expected to close during the second half of 2018, subject to approval by the stockholders of both companies and the satisfaction or waiver of other customary closing conditions.

Cowen acted as exclusive financial advisor to Versartis on the proposed transaction and Cooley LLP served as legal counsel to Versartis. Wedbush PacGrow acted as exclusive financial advisor to Aravive on the proposed transaction and Gracin & Marlow, LLP and Lowenstein Sandler LLP served as legal counsel to Aravive.

Organization

Upon the closing of the transaction, the merged company will operate under the Aravive Inc. name, and the company’s common stock is expected to continue to trade on NASDAQ under a new ticker symbol to be announced at a later date.

A presentation summarizing the proposed merger and providing additional background information will be filed on form 8-K and be made available on the www.versartis.com website. Information on the Versartis website is not part of this press release.

About Versartis, Inc.

Versartis, Inc. (NASDAQ:VSAR) is a biopharmaceutical company led by a management team with rich experience and expertise discovering, developing and commercializing innovative therapeutics for the life sciences industry, including in the field of oncology.

About Aravive Biologics, Inc.

Aravive Biologics is a privately held clinical stage biopharmaceutical company developing novel, highly selective therapies designed to treat serious cancers and certain fibrotic diseases. The company’s lead program is focused on the GAS6-AXL pathway. Aravive Biologics has generated strong preclinical data for its lead drug candidate AVB-S6-500 in a variety of cancer models and is currently conducting a Phase 1 clinical study. The company is based in Houston, Texas, and receives support from the Cancer Prevention & Research Institute of Texas (CPRIT). For more information, please visit the company website at www.aravive.com. Information on the Aravive website is not part of this press release.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Versartis, Aravive, the merger and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Versartis, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements included in this communication include statements regarding the anticipated completion of the proposed merger and Aravive’s planned clinical activities, including the initiation and availability of data from clinical studies. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the merger; uncertainties as to the timing of the consummation of the merger and the ability of each of Versartis and Aravive to consummate the merger; risks related to Versartis’s ability to correctly estimate its operating expenses and its expenses associated with the merger; risks related to the market price of Versartis’s common stock relative to the exchange ratio; the ability of Versartis or Aravive to protect their respective intellectual property rights; competitive responses to the merger; unexpected costs, charges or expenses resulting from the merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; provisions in certificate of incorporation, bylaws and laws of Delaware containing provisions that could delay or discourage a change in control of the Company; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Versartis’s most recent Annual Report on Form 10-K, Versartis’ recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed, each as filed with or furnished to the SEC. Versartis can give no assurance that the conditions to the merger will be satisfied. Except as required by applicable law, Versartis undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of June 3, 2018, by and among Versartis, Inc., Velo Merger Sub, Inc. and Aravive Biologics, Inc. In connection with the proposed transaction between Versartis and Aravive, Versartis intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. VERSARTIS URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERSARTIS, THE MERGER AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Versartis with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Versartis with the SEC by contacting Versartis, Inc., 1020 Marsh Road, Menlo Park, California 94025, Attention: Corporate Secretary. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Participants in the Solicitation

Versartis and Aravive, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about Versartis’s directors and executive officers is included in Versartis’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 6, 2018, and the Form 10-K/A filed with the SEC on April 11, 2018. Additional information regarding these persons and their interests in the merger will be included in the proxy statement relating to the merger when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Contacts:

Versartis, Inc.:

Paul Westberg

Chief Business Officer

(650) 963-8585

pwestberg@versartis.com

Christine Labaree

(650) 600-1697

clabaree@evergreencomms.com

Aravive Biologics, Inc.:

Vinay Shah

Chief Financial Officer

Vinay@aravive.com

Joan E. Kureczka

Joan@bioscribe.com

(415) 690-0210